================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*
                             -----------------------

                              KEY3MEDIA GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    49326R104
                                 (CUSIP Number)

                             MS. SUZANNE M. PRESENT
                           INVEMED CATALYST FUND, L.P.
                                 375 PARK AVENUE
                                   SUITE 2205
                               NEW YORK, NY 10152
                            TEL. NO.: (212) 843-0542
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                FEBRUARY 3, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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49326R104                                                           Page 2 of 9
----------------------------------               -------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             27,755,352 shares of Common Stock, par
         REPORTING                      value $0.01
           PERSON               ------------------------------------------------
            WITH                8       SHARED VOTING POWER

                                        None
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        27,755,352 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  27,755,352 shares of Common Stock, par value $0.01 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.83%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
1 Represents, (i) 26,666 shares, par value $0.01 per share, of the Issuer (the "Common Stock") that would be held directly by the Invemed Catalyst Fund, L.P. (the "Fund"), upon exercise of the options to purchase such shares held by it, (ii) 25,674,710 shares of Common Stock that would be held directly by the Fund upon conversion of its shares of Series A 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Preferred Stock") on February 3, 2003, and (iii) 2,053,976 shares of Common Stock that would be held directly by the Fund upon conversion of its shares of Series B 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer (the "Series B Preferred Stock") on February 3, 2003.

----------------------------------               -------------------------------
49326R104                                                           Page 3 of 9
----------------------------------               -------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             27,755,352 shares of Common Stock, par
         REPORTING                      value $0.01
           PERSON               ------------------------------------------------
            WITH                8       SHARED VOTING POWER

                                        None
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        27,755,352 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  27,755,352 shares of Common Stock, par value $0.01 (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.83%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
2 Represents (i) 26,666 shares of Common Stock that would be held indirectly by Invemed Catalyst GenPar, LLC ("Catalyst GenPar"), as the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (ii) 25,674,710 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on February 3, 2003, and (iii) 2,053,976 shares of Common Stock that would be held indirectly by Catalyst GenPar, as the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on February 3, 2003.

----------------------------------               -------------------------------
49326R104                                                           Page 4 of 9
----------------------------------               -------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gladwyne Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             None
         REPORTING              ------------------------------------------------
           PERSON               8       SHARED VOTING POWER
            WITH
                                        27,755,352 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        27,755,352 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  27,755,352 shares of Common Stock, par value $0.01 (3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.83%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
3 Represents (i) 26,666 shares of Common Stock that would be held indirectly by Gladwyne Catalyst GenPar, LLC ("Gladwyne GenPar") as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (ii) 25,674,710 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on February 3, 2003, and (iii) 2,053,976 shares of Common Stock that would be held indirectly by Gladwyne GenPar as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on February 3, 2003.

----------------------------------               -------------------------------
49326R104                                                           Page 5 of 9
----------------------------------               -------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Securities, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             None
         REPORTING              ------------------------------------------------
           PERSON               8       SHARED VOTING POWER
            WITH
                                        27,755,352 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        27,755,352 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  27,755,352 shares of Common Stock, par value $0.01 (4)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.83%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------
------------------------
4 Represents (i) 26,666 shares of Common Stock that would be held indirectly by Invemed Securities, Inc. ("Invemed") as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (ii) 25,674,710 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on February 3, 2003, and (iii) 2,053,976 shares of Common Stock that would be held indirectly by Invemed as one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock February 3, 2003.

----------------------------------               -------------------------------
49326R104                                                           Page 6 of 9
----------------------------------               -------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kenneth G. Langone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
         NUMBER OF              7       SOLE VOTING POWER
           SHARES
 BENEFICIALLY OWNED BY EACH             None
         REPORTING              ------------------------------------------------
           PERSON               8       SHARED VOTING POWER
            WITH
                                        27,755,352 shares of Common Stock, par
                                        value $0.01
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        27,755,352 shares of Common Stock, par
                                        value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  27,755,352 shares of Common Stock, par value $0.01 (5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.83%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------
------------------------
5 Represents (i) 26,666 shares of Common Stock that would be held indirectly by Mr. Kenneth G. Langone ("Langone"), as the controlling stockholder of Invemed , one of the managing members of Catalyst GenPar, the general partner of the Fund, upon exercise of the options to purchase such shares held by the Fund, (ii) 25,674,710 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed , one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series A Preferred Stock on February 3, 2003, and (iii) 2,053,976 shares of Common Stock that would be held indirectly by Langone, as the controlling stockholder of Invemed , one of the managing members of Catalyst GenPar, the general partner of the Fund, upon conversion of the Fund's shares of Series B Preferred Stock on February 3, 2003.

----------------------------------               -------------------------------
49326R104                                                           Page 7 of 9
----------------------------------               -------------------------------


                  Invemed Catalyst Fund, L.P., a Delaware limited partnership, Invemed Catalyst GenPar, LLC, a Delaware limited liability company, Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company, Invemed Securities, Inc., a New York corporation, and Kenneth G. Langone (collectively the "Reporting Persons") hereby amend the report on Schedule 13D filed by Invemed Catalyst Fund, L.P. on August 21, 2000, as amended and restated by the Reporting Persons on December 4, 2001, as further amended on November 25, 2002 and January 6, 2003 (as amended and restated on December 4, 2001, and further amended on November 25, 2002 and January 6, 2003, the "Schedule 13D").

                  The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is deleted in its entirety and replaced by the following:

                  "(a) As of February 3, 2003, as a result of its ownership of shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock, the Fund is deemed to beneficially own 27,755,352 shares of Common Stock constituting 28.83% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 68,531,919 shares of Common Stock outstanding as of November 8, 2002, as disclosed in the quarterly report on Form 10-Q filed by the Issuer on November 14, 2002). With respect to the Series A Preferred Stock and the Series B Preferred Stock, for any conversion date which is not the 27th of February, May, August or November of any year (each, a "Quarterly Dividend Payment Date"), the number of shares of Common Stock into which each share of Series A Preferred Stock or each share of Series B Preferred Stock is convertible fluctuates with the closing price of the Common Stock on the last trading day before the conversion date. As a result, the number of shares of Common Stock that are deemed beneficially owned by the Fund on a particular date because of its ownership of shares of Series A Preferred Stock and Series B Preferred Stock, is a function of the conversion price, the adjusted liquidation preference and the accrued dividends as of the conversion date, and, if the conversion date is not a Quarterly

----------------------------------               -------------------------------
49326R104                                                           Page 8 of 9
----------------------------------               -------------------------------


Dividend Payment Date, such number is also a function of the closing price of the Common Stock on the last trading day before the conversion date. For example, on February 27, 2003, the next Quarterly Dividend Payment Date, the Fund will be deemed to own, as a result of its ownership of the shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock beneficially owned by it on February 3, 2003, 5,229,665 shares of Common Stock, constituting approximately 7.09% of the outstanding shares of Common Stock of the Issuer (calculated as described above).

                  Each of the Reporting Persons listed in Item 2 of this Statement may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 27,755,352 shares of Common Stock constituting 28.83% of the outstanding Shares of the Issuer. However, each of the persons listed on Item 2 of this Statement (other than the Fund) disclaims beneficial ownership of such shares of Common Stock.

                  (b) The Fund has sole power to vote and dispose the 27,755,352 shares reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 27,755,352 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Kenneth G. Langone, as the principal shareholder and Chief Executive Officer of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.

                  (c) Since the last filing of the Schedule 13D, the Fund sold 5,166,677 shares of Common Stock in the open market at a price of $0.004 per share.

                  (d) - (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-l(k)1 under the Securities and Exchange Act of 1934, as amended.

----------------------------------               -------------------------------
49326R104                                                           Page 9 of 9
----------------------------------               -------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 4, 2003.


                                   INVEMED CATALYST FUND, L.P.

                                   By:  INVEMED CATALYST GENPAR, LLC,
                                        General Partner

                                        By:  GLADWYNE CATALYST GENPAR, LLC,
                                             Managing Member


                                             By: /s/ Suzanne Present
                                                 ------------------------------
                                                 Name:   Suzanne Present
                                                 Title:  Member


                                   INVEMED CATALYST GENPAR, LLC

                                   By:  GLADWYNE CATALYST GENPAR, LLC,
                                        Managing Member


                                        By: /s/ Suzanne Present
                                            -----------------------------------
                                            Name:   Suzanne Present
                                            Title:  Member


                                   GLADWYNE CATALYST GENPAR, LLC


                                   By:  /s/ Suzanne Present
                                        ---------------------------------------
                                        Name:   Suzanne Present
                                        Title:  Member


                                   INVEMED SECURITIES, INC.


                                   By:  /s/ John Baran
                                        ---------------------------------------
                                        Name:   John Baran
                                        Title:  Chief Financial Officer


                                   /s/ Kenneth G. Langone
                                   --------------------------------------------
                                   Kenneth G. Langone